UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated June 30, 2016

Buenos Aires, June 30, 2016

Sirs,

National Securities Commission

25 de Mayo 175

Autonomous City of Buenos Aires

Ref: MATERIAL EVENTS – Organizational Structure Changes

To whom it may concern,

I am glad to inform you that given Grupo Supervielle’s recent initial public offering of shares and to ensure that management of the different business units is aligned in terms of having a controls and risks environment subject to international standards, the Board has defined a new Corporate Governance Model as follows:

a) José Luis Panero takes over as COO (Chief Operating Officer) of Grupo Supervielle, reporting directly to Patricio Supervielle, CEO and President of Grupo Supervielle. José Luis Panero will be in charge of ensuring that the different companies that make up the Group operate in a coordinated, synergetic and efficient manner through the implementation of specific strategic guidelines for their respective businesses.

b) Alejandra Gladis Naughton, who is the current CFO (Chief Financial Officer) of the Group, will continue reporting directly to the Group’s CEO, Julio Patricio Supervielle, with the purpose of ensuring both a framework of control by opposition of management, and making sure all accountability procedures resulting from the Group going public, vis-a-vis current and new shareholders, are made effective.

c) The Integral Risk Department (Chief Risk Officer), headed by Javier Conigliaro, will report directly to Grupo Supervielle's Board, thus finalizing the implementation of a process aimed at separating business administration from risk administration.

d) CEOs of the different companies that make up Grupo Supervielle S.A. will report to José Luis Panero and will form a new Administration Executive Committee. Such Committee will include Credit, Legal & Compliance, Operations, Technology and Human Resources Corporate Managers, who will report directly to the COO. Risk and Control Areas (CFO, CRO and Internal Auditing) will also be members of this Committee.

Yours faithfully,

_______________________

Ana Ines Bartesaghi

Alternate Responsible for Market Relations

Grupo Supervielle S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: July 1, 2016	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer